UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13G	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS Gerald E. O’Shaughnessy
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,283,071
	6.	SHARED VOTING POWER
6,611,425
	7.	SOLE DISPOSITIVE POWER
1,283,071
	8.	SHARED DISPOSITIVE POWER
6,611,425
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,894,496
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%
12.		TYPE OF REPORTING PERSON
IN

CUSIP No. G38327105	13G	Page 3 of 8 Pages

1.		NAMES OF REPORTING PERSONS GP Investments LLP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
6,400,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
6,400,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8%
12.		TYPE OF REPORTING PERSON
PN

CUSIP No. G38327105	13G	Page 4 of 8 Pages

1.		NAMES OF REPORTING PERSONS GPK Holdings, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
KANSAS, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
5,750,000
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
5,750,000
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,750,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7%
12.		TYPE OF REPORTING PERSON
CO

CUSIP No. G38327105	13G	Page 5 of 8 Pages

1.		NAMES OF REPORTING PERSONS The Globe Resources Group Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
211,425
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
211,425
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,425
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%
12.		TYPE OF REPORTING PERSON
CO

Item 1(a). Name of Issuer:

GeoPark Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a). Name of Person Filing:

This Amendment to Schedule 13G is jointly filed by Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of Gerald E. O’Shaughnessy , GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group Inc. is: 8301 E. 21st Street North, Suite 420, Wichita, Kansas 67206 USA.

Item 2(c). Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d). Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e). CUSIP Number:

G38327105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) Amount beneficially owned:

Each of the reporting entities is controlled by Gerald E. O’Shaughnessy, who indirectly has voting and dispositive power over the reported shares set forth in Item 9 on the cover sheet for each reporting person. Rows 5, 7 and 9 of the cover sheet for Gerald E. O’Shaughnessy also includes 67,369 shares that are beneficially owned by Gerald E. O´Shaughnessy through other investment vehicles. Voting and dispositive power will generally be exercised consistently with respect to all of the reporting entities. Therefore, the reporting entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b). As of December 31, 2015, 6,672,482 shares over which Gerald E. O’Shaughnessy has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(b) Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages reported herein are based on the 59,535,614 common shares outstanding as of December 31, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

The Joint Filing Agreement, which is filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 13, 2015 is hereby incorporated herein by reference.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Date:	February 12, 2016

GP Investments LLP

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2016

GPK Holdings, LLC

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Manager
	Date:	February 12, 2016

The Globe Resources Group Inc.

By:	/s/ Gerald E. O’Shaughnessy
	Name:	Gerald E. O’Shaughnessy
	Title:	Chairman
	Date:	February 12, 2016